

10013288

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ______ TO ______

Commission File Number 1-8052

PROFIT SHARING & RETIREMENT PLAN OF
LIBERTY NATIONAL LIFE INSURANCE COMPANY
2001 Third Avenue South
Birmingham, Alabama 35233
205-325-2700
(Full title of the Plan)

TORCHMARK CORPORATION
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000
(Name of issuer of the securities held pursuant to the plan)

Index of Exhibits at page 14.
Total Number of pages is 12.



Lane Gorman Trubitt, L.L.P.
Accountants & Advisors

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
Profit Sharing and Retirement Plan of
Liberty National Life Insurance Company

We have audited the accompanying statements of net assets available for benefits of the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company (the "Plan") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at the End of the Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Lane Gorman Trubitt, L.L.P.

Dallas, Texas
June 28, 2010

Members of AICPA & The Leading Edge Alliance

2626 Howell Street | Suite 700 | Dallas, TX 75204-4064 | 214.871.7500 | Fax 214.871.0011 | Toll Free 877.231.7500 | www.lgt-cpa.com

PROFIT SHARING AND RETIREMENT PLAN

OF

LIBERTY NATIONAL LIFE INSURANCE COMPANY

Statements of Net Assets Available for Benefits

	December 31,	
ASSETS	**2009**	**2008**
Investments, at fair value:		
Torchmark Corporation common stock	$3,280,032	$3,766,070
Waddell & Reed Financial, Inc. class A common stock	842,996	463,010
Registered mutual funds	4,349,484	3,572,504
Common and collective trusts	11,460,515	12,024,814
Loans to participants	262,868	270,476
Short-term investments	103,372	80,178
Net assets available for benefits at fair value	20,299,267	20,177,052
Adjustments from fair value to contract value for fully benefit responsive investment contracts	(388,414)	(163,609)
Net assets available for benefits	$19,910,853	$20,013,443

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN

OF

LIBERTY NATIONAL LIFE INSURANCE COMPANY

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,	
	2009	**2008**
Investment income:		
Cash dividends - Torchmark and Waddell & Reed common stock	$68,321	$77,144
Dividends on mutual funds	64,721	232,506
Dividends on common and collective trusts	379,902	364,627
Interest income	15,773	34,103
	528,717	708,380
Investment expenses	3,926	4,455
	524,791	703,925
Net appreciation (depreciation) in fair value of investments	1,735,719	(5,057,668)
Benefits paid to participants:	2,363,100	3,832,584
Net decrease in net assets	(102,590)	(8,186,327)
Net assets available for benefits:		
Beginning of plan year	20,013,443	28,199,770
End of plan year	$19,910,853	$20,013,443

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN
OF
LIBERTY NATIONAL LIFE INSURANCE COMPANY

Schedule H, Part IV, Line 4i
Schedule of Assets (Held At the End of the Year)

December 31, 2009

	Identity of Issue	Description of Investment	Current Value
*	Torchmark Corporation	74,631 shares $1 par value common stock	3,280,032
	Waddell & Reed Financial, Inc.	27,603 shares $1 par value class A common stock	842,996
	Mutual Funds	6,838 shares AIM Global Health Care Fund	174,564
		19,308 shares Allianz RCM Technology Fund	711,303
		38,128 shares American Century Equity Income Fund	250,117
		20,448 shares American Funds Fundemental	668,231
		25,718 shares American Funds Growth Fund of America	697,222
		4,824 shares Dreyfus Small Cap Stock Index Fund	80,216
		0 shares Fidelity Advisor Dividend Growth Fund	1
		9,291 shares Goldman Sachs Growth Opportunites Fund	181,539
		2,725 shares Goldman Sachs Mid Cap Value Fund	78,985
		1 shares INVESCO Technology Inv	15
		14,139 shares Janus Advisor International Growth Fund	600,637
		7,372 shares MFS Value Fund	153,123
		66,678 shares Pioneer Bond Fund	608,101
		7,349 shares Pioneer Classic Balanced Fund	63,565
		3,113 shares T. Rowe Price Retirement Income Adv	38,036
		452 shares T. Rowe Price Retirement 2010 Adv	6,288
		621 shares T. Rowe Price Retirement 2020 Adv	9,019
		1,896 shares T. Rowe Price Retirement 2030 Adv	28,522
			4,349,484
		18,923 shares INVESCO 500 Index Trust	602,709
	Common and Collective Trusts	1,046,939 shares AmSouth Stable Principal Fund	10,857,806
			11,460,515
*	Participant Loans	Loans to Plan participants, various interest rates, maturing from 1 to 60 months	262,868
*	AmSouth Bank, NA	84,576 shares Pioneer Cash Reserves Fund - Class Y	103,372
			20,299,267

* Indicates a party-in-interest to the Plan

PROFIT SHARING AND RETIREMENT PLAN OF LIBERTY NATIONAL LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Profit Sharing and Retirement Plan of Liberty National Life Insurance Company (the "Plan") was adopted by the Board of Directors of Liberty National Life Insurance Company ("Liberty National"), the Plan sponsor, effective January 1, 1950.

Valuation of Securities

The investment in common stock of Torchmark Corporation ("Torchmark"), the parent company of Liberty National, is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2009 and 2008 was $43.95 and $44.70, respectively.

The investment in Waddell & Reed Financial, Inc. ("Waddell & Reed") common stock is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed common stock at December 31, 2009 and 2008 was $30.54 and $15.46, respectively.

Participant loans are valued at amortized cost, which approximates fair value. Interest on participant loans is recognized as earned.

Short-term investments are valued at the net asset value of shares.

The purchases and sales of securities are recorded on a trade-date basis.

A variety of mutual funds and two common and collective trusts are available to Plan participants for investment purposes. Mutual funds are valued at the net asset value of shares held by the Plan at year end, which are based on quoted market prices. Common and collective trust funds are stated at fair value as determined by the issuer of the funds based on the market value of the underlying investments. Common and collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.

United States Generally Accepted Accounting Principles (US GAAP) require investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the unallocated annuity contract and the adjustment from fair value to contract value. The accompanying statements of changes in net assets available for benefits are prepared on a contract value basis. The fair value of the Plan's interest in the unallocated annuity contract is based on information reported by the issuer at year end. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

Revenue Recognition

Dividend income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Administrative Expenses

Administrative expenses of the Plan are paid by Liberty National.

Federal Income Taxes

The Internal Revenue Service has determined and informed the Plan by a letter dated November 12, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC") and, therefore, are exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE B - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

Since April 5, 1982, participants are no longer required or permitted to make contributions to the Plan, nor does Liberty National intend to make any contributions to the Plan. Also, no new participants were allowed in the Plan after April 5, 1982. All participants are fully vested in their accumulated account balance and direct the investment of their entire account balance.

Participant Accounts

Each participant's account is credited with Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

Vesting Provisions and Forfeitures

All participants are fully vested in their accumulated account balances and, therefore, the Plan cannot incur any forfeitures.

Payment of Benefits

Whenever any payments are to be made from the Plan to a participant or the participant's beneficiary or estate, all or part of the amount payable may be paid in kind, in cash, in installments with interest at a rate not less than 3% per annum or by the purchase of a single premium annuity. Benefits are recorded when paid.

Participant Loans

Any actively employed participant may apply for a Plan loan. The minimum loan amount is $1,000, and the maximum loan amount is the lesser of $10,000 or 50% of the participant's vested account balance. Loans are secured by the participant's account balance. Loan repayments of principal and interest are made by payroll deduction over a reasonable time period not to exceed 60 months. Currently, the interest rate is set at the AmSouth Bank prime rate plus 1%.

Termination of the Plan

Although it has expressed no intent to do so, Liberty National has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

NOTE C - INVESTMENTS

The following table presents investments of the Plan's net assets:

	December 31, 2009	December 31, 2008
Registered Mutual Funds:		
AIM Global Health Care Fund	$ 174,564	$ 168,992
Allianz RCM Technology Fund	711,303	515,905
American Century Equity Income Fund	250,117	316,016
American Funds Fundamental	668,231	536,897
American Funds Growth Fund of America	697,222	646,803
Dreyfus Small Cap Stock Index Fund	80,216	67,039
Fidelity Advisor Dividend Growth Fund	1	1
Goldman Sachs Growth Opportunities Fund	181,539	120,191
Goldman Sachs Mid Cap Value Fund	78,985	70,720
Invesco Technology Inv	15	-
Janus Advisor International Growth Fund	600,637	369,650
MFS Value Fund	153,123	172,137
Pioneer Bond Fund	608,101	495,533
Pioneer Classic Balanced Fund	63,565	92,620
T. Rowe Price Retirement Income Fund[1]	38,036	-
T. Rowe Price Retirement 2010 Fund[1]	6,288	-
T. Rowe Price Retirement 2020 Fund[1]	9,019	-
T. Rowe Price Retirement 2030 Fund[1]	28,522	-
	$ 4,349,484	$ 3,572,504
Common and Collective Trusts:		
INVESCO 500 Index Trust	$ 602,709	$ 499,503
AmSouth Stable Principal Fund	10,857,806	11,525,311
	$ 11,460,515	$ 12,024,814
Torchmark Corporation common	$ 3,280,032	$ 3,766,070
Waddell & Reed Financial, Inc. class A common stock	$ 842,996	$ 463,010
Pioneer Cash Reserves Fund - Class Y	$ 103,372	$ 80,178
Participant Loans	$ 262,868	$ 270,476

1. New Funds offered in 2009.

During the years ended December 31, 2009 and 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31, 2009	December 31, 2008
Common stocks	$ 483,331	$ (1,773,944)
Registered mutual funds	1,120,487	(2,960,674)
Common and collective trusts	131,901	(323,050)
	$ 1,735,719	$ (5,057,668)

NOTE D - FAIR VALUE MEASUREMENTS

US GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of the observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2009.

Short-term investments/registered mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Common and collective trusts: Valued by the respective fund manager, representing the net asset value of the underlying investments within the respective common/collective trusts. The net asset value represents the price at which participants would transact their respective common/collective trust interest at any point in time.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE D - FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Common stocks	$ 4,123,028	$ -	$ -	$ 4,123,028
Short-term investments	103,372	-	-	103,372
Registered mutual funds				
Small Cap/Mid Cap/Specialty	1,226,623	-	-	1,226,623
Large Cap	1,768,693	-	-	1,768,693
Global / International	600,637	-	-	600,637
Asset Allocation	145,430	-	-	145,430
Bonds	608,101	-	-	608,101
Common and collective trusts				
Index Funds	-	602,709	-	602,709
Stable Principal	-	10,857,806	-	10,857,806
Participant loans	-	-	262,868	262,868
Total assets at fair value	$ 8,575,884	$ 11,460,515	$ 262,868	$ 20,299,267

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Common stocks	$ 4,229,080	$ -	$ -	$ 4,229,080
Short-term investments	80,178	-	-	80,178
Registered mutual funds	3,572,504	-	-	3,572,504
Common and collective trusts	-	12,024,814	-	12,024,814
Participant loans	-	-	270,476	270,476
Total assets at fair value	$ 7,881,762	$ 12,024,814	$ 270,476	$ 20,177,052

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2009:

	2009	2008
Balance, beginning of year	$ 270,476	$ 351,257
Realized gains / (losses)	-	-
Unrealized gains/ (losses) relating to		
Instruments still held at reporting date	-	-
Purchases, sales, issuances and settlements (net)	(7,608)	(80,781)
Balance, end of year	$ 268,868	$ 270,476

NOTE E - RELATED PARTY TRANSACTIONS

Plan participants are allowed to purchase and sell the common stock of Torchmark. Such purchases and sales, which are considered party-in-interest transactions, are handled by AmSouth Bank, NA (the "Trustee"), a party-in-interest to the Plan, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stock are deposited in an interest-bearing short-term fund. These funds were deposited in the Pioneer Cash Reserves Fund – Class Y.

NOTE F – RECENT ACCOUNTING PRONOUNCEMENTS

In April 2009, the Financial Accounting Standards Board ("FASB") issued an update to the guidance under the Accounting Standards Codification, Fair Value Measurements and Disclosures topic (the "Fair Value Measurements and Disclosures Topic") for determining fair value when the volume and level of activity for an asset or liability has significantly decreased and identifying circumstances that indicate a transaction is not orderly. The provisions for the Fair Value Measurements and

NOTE F – RECENT ACCOUNTING PRONOUNCEMENTS (continued)

Disclosures Topic update are effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted the provisions of the update to the Fair Value Measurements and Disclosures Topic effective as of June 30, 2009 and its adoption did not have a material impact on the Plan.

In May 2009, the FASB issued the Subsequent Events Topic of the FASB Accounting Standards Codification (the "Subsequent Events Topic") to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, the Subsequent Events Topic sets forth: (i) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. The provisions of the Subsequent Events Topic are effective for interim or annual financial periods ending after June 15, 2009. The Company adopted the provisions of the Subsequent Events Topic effective as of June 30, 2009 and its adoption did not have a material impact on the Plan.

In January 2010, the FASB issued another update to the Fair Value Measurements and Disclosures Topic requiring: (i) separate disclosure of significant transfers between Level 1 and Level 2 assets and liabilities and the reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances and net settlements within Level 3 assets and liabilities; (iii) disclosure regarding the fair value measurement for each class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The provisions of this update to the Fair Value Measurements and Disclosures Topic are effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company will adopt the provisions of this update to the Fair Value Measurements and Disclosures Topic effective as of January 1, 2010 and expects that its adoption will not have a material effect on the Plan.

Index of Exhibits

99(a) – (1) Consent of Deloitte & Touche LLP to incorporation by reference of their audit report dated February 26, 2010 into Form S-8 of the Profit Sharing & Retirement Plan of Liberty National Life Insurance Company (Registration No. 333-83317) (incorporated by reference from Exhibit 23 to Form 10-K for the year ended December 31, 2009).

99(a) – (2) Consent of Lane Gorman Trubitt LLP to incorporation by reference of their independent registered public accounting firm report of June 28, 2010, into Form S-8 Registration Statement No. 333-83317.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Profit Sharing & Retirement Plan of Liberty National Life Insurance Company

By: /s/ Frank M. Svoboda
Frank M. Svoboda, Member
Administrative Committee

By: /s/ Cory W. Newman
Cory W. Newman, Member
Administrative Committee

By: /s/ Anthony L. McWhorter
Gary L. Coleman, Member
Administrative Committee

Date: June 28, 2010



Lane Gorman Trubitt, L.L.P.
Accountants & Advisors

Exhibit 99 (a) – (2)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-83317) pertaining to the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company, of our report dated June 28, 2010, with respect to the financial statements and supplemental schedule of the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company included in this Annual Report (Form 11-K) for the year ended December 31, 2009.

/s/ Lane Gorman Trubitt, L.L.P.

Dallas, Texas
June 28, 2010

Members of AICPA & The Leading Edge Alliance

2626 Howell Street | Suite 700 | Dallas, TX 75204-4064 | 214.871.7500 | Fax 214.871.0011 | Toll Free 877.231.7500 | www.lgt-cpa.com